15048166

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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t/ 3/9/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH., DC 194

SEC FILE NUMBER
8-53408 53408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JAG Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7125 Orchard Lake Suite 202
(No. and Street)

West Bloomfield	MI	48322
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jackie Sloan 312-431-0014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Ste 4105	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

t/ 3/10

OATH OR AFFIRMATION

I, Craig Bauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JAG Trading, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN HOMESZYN
Notary Public, State of Michigan
County of Oakland
My Commission Expires Oct. 11, 2019
Acting in the County of Oakland

Signature

Managing Member
Title

February 25, 2015

Notary Public

This report **contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAG Trading, LLC

(A Delaware Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2014

JAG Trading, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2014

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplementary Information	
Computation of Net Capital	11-12
Computation of Reserve requirements	13
Independent Auditor's Report on the Exemption Report	14
Exemption Report	15
Oath or Affirmation	16
SIPC Report agreed upon procedures	17
SIPC Calculation	18

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members:

JAG Trading, LLC

We have audited the accompanying financial statements of JAG Trading ,LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. JAG Trading, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of JAG Trading ,LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of JAG Trading, LLC's financial statements. The supplemental information is the responsibility of JAG Trading, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	97,779
Marketable securities		
Options at fair value		474,989
Equities at fair value		65,247,170
Debt		302,963
Total securities owned at fair value		66,025,122
Due from clearing firm		23,021,989
Accrued dividend receivable		69,822
Accrued fixed income interest receivable		6,178
JBO Preferred stock		10,000
Total Assets	$	89,230,890
Liabilities		
Securities sold, net yet purchased at fair value	$	50,280,027
Short options at fair value		8,655,460
Total positions sold, net yet purchased at fair value		58,935,487
Accrued expenses payable		12,661
Accrued interest and short stock rebate payable		1,087
Total Liabilities		58,949,235
Member equity		30,281,655
Total Liability and Member Equity	$	89,230,890

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Trading principal transactions, net of commissions	$	4,678,486
Interest income		637,585
Dividend income		2,287,927
Other revenue		83,395
Total revenue		7,687,393
Expenses		
Interest expense		842,619
Regulatory fees and expenses		127,655
Commission /Exchange and clearing fees		319,573
Dividends paid		1,770,834
Charitable contributions		50,000
Accrued expenses		13,748
Other operating expenses		779,262
Total expenses		3,903,691
Net income from operations	$	3,783,702

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Members' equity at January 1, 2014	$	28,490,922
Capital contributions		none
Capital withdrawals		(1,992,969)
Net income		3,783,702
Members' equity at December 31, 2014	$	30,281,655

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Cash Flows
For the period ending December 31, 2014

Cash flows from operating activities:		
Net income	$	3,783,702
Depreciation and amortization		0
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in marketable securities		(3,122,224)
Decrease in due to/from clearing firm		(3,434,203)
Increase in securities sold, not yet purchased		4,815,190
Increase in dividend receivable		(1,109)
Increase in fixed income interest receivable		(820)
Decrease in interest and short stock rebate payable		(777)
Decrease in accrued liabilities		(1,078)
Net cash used in operating activities		2,038,681
Cash flows from investing activities:		
No activity		0
Net cash used in investing activities		0
Cash flows from financing activities:		
Capital contribution		0
Capital withdrawals		(1,992,969)
Net cash provided by financing activities		(1,992,969)
Net increase in cash and cash equivalents		45,712
Cash and cash equivalents, beginning of the year		52,066
Cash and cash equivalents, end of the year	$	97,778

Interest expense paid $842,619

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware limited Liability Company)
Notes to the Financial Statements
Year Ended December 31, 2014

Note 1 Organization

JAG Trading, L.L.C. (the "Company"), A Delaware limited liability company was formed on June 5, 2001. The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange ("CSX"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

Note 2 Significant Accounting Policies

a) The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange equity stocks and equity debt securities, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

c) Revenue Recognition
Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

d) *Income Taxes.*
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there I no tax expense to be recorded by the Company for the year ended December 31, 2014.

e) *Statement of Cash Flows*
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

f) *Depreciation.*
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment.

FASB Accounting Standard Updates

In January 2010, the FASB issued ASU no. 2010-06, Fair Value Measurements and Disclosures (Top 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 also establishes a roll forward of activities on purchases, sales, issuance, and settlements for the assets and liabilities measure using significant unobservable inputs (level 3 fair value measurements). The Company has adopted ASU 2010- 06 effective January 1, 2010. There were no transfers between levels during 2014.

NOTE 3 Clearing Agreements
The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Clearing, LLC The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,000 in a preferred interest in Goldman Sachs Execution and Clearing, LLC. (GSEC) The Company's interest in Goldman Sachs Clearing is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Stock Exchange, (CSX) the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Goldman Sachs Clearing, LLC and is exclusive of the preferred stock value of $10,000.

NOTE 4 Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.
The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value	**Level 1**
Securities	65,247,170
Options and Derivatives	474,989
Debt Securities	302,963
Due from Broker-Dealer	23,021,989
Futures open trade equity	0
Total at Fair Value	89,047,111

Liabilities at Fair Value	**Level 1**
Securities sold, not yet purchased	50,280,027
Options sold, not yet purchased	8,655,460
Total at Fair Value	58,935,487

NOTE 5 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2014, the Company had net capital of $24,948,987 which was $24,848,987 in excess of its required net capital.

In the normal course of business the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 6 Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility. The time period in which options may be exercised the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

The Company maintains certain cash deposits with financial institution. On occasion these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 7 Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized and unrealized gain loss associated with these derivatives is recorded on the statement of operations. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2014 and for the year then ended the Company's derivative activities had the following impact on the statement of financial condition:

Derivative	Asset	Notional	Liability	Notional
	FMV	Value	FMV	Value
Long Equity Options	474,989	$7,467,998		
Equity Options Sold, not yet purchased			8,655,460	$61,525,161

NOTE 8 Due from Broker-Dealers

Receivable from broker-dealers at December 31, 2014 consist of the following:

Broker-dealer	$ 23,021,989

The amount receivable from broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2014, substantially all assets of the Company are deposited with the clearing broker.

NOTE 9 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily Include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchanges who guarantee the transactions. It is the Company's policy to review, as necessary, the credit risk of all trading positions.

NOTE 10 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different

Exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 12 Subsequent events

Management has evaluated subsequent events through February 25, 2015, the date the financial statements were issued.

JAG Trading, LLC
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
Pursuant to Uniform Net Capital Rule 15C3-1
December 31, 2014

Members Capital December 31, 2014	$	30,281,655
Less:		
Non allowable assets		-10,000
Other Charges		-4,105
Hair cut charges		-5,318,563
Undue concentration		0
Net capital	$	24,948,987
Required net capital		100,000
Excess capital	$	24,848,987
Excess capital @ 1000%	$	24,947,721

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by JAG Trading, LLC as of December 31, 2014

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2014

COMPUTATION OF AGGREGATE INDEBTEDNESS

Computation of Aggregate Indebtedness:

Items included in the balance sheet:

Accrued liabilities	$	12,661
	$	12,661

Ratio: Aggregate Indebtedness to Net Capital	**.050952 %** **Total to 1**

The accompanying footnotes are an integral part of the financial statements

JAG TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2014

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note: JAG Trading, LLC is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying footnotes are an integral part of the financial statements

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
Email rwcoopercpa@RobertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of JAG Trading, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JAG Trading, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which JAG Trading, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: K 2 (ii) (the "exemption provisions") and (2) JAG Trading, LLC stated that JAG Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JAG Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JAG Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)2 (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

JAG Trading, LLC
(An Illinois Limited Liability Company)

Exemption Report
For the year ending December 31, 2014

Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

February 25, 2015

JAG Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240. I 7a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

a) For the fiscal year ending December 31, 2014, JAG Trading, LLC claimed exemption from 17 C.F.R § 240. 15c3-3 as outlined under paragraph (k) (2) (ii) of the respective rule.

(1) The Company does not transact business in securities with, or for, other than members of a national securities exchange
(2) The Company does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c) (4)
b) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (ii) throughout the most recent fiscal year without exception.
c) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Craig Bauer, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Craig Bauer

Managing Member
JAG Trading, LLC

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR JAG Trading, LLC

THE YEAR ENDING DECEMBER 31, 2014

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Craig Bauer
Managing Member
JAG Trading, LLC

February 25, 2015

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members, JAG Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by JAG Trading, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Chicago Board Option Exchange (CBOE), solely to assist you and the other specified parties in evaluating JAG Trading, LLC's compliance with the applicable instructions of Form SIPC-7. JAG Trading, LLC's management is responsible for JAG Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included in general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois 60604

February 25, 2015

JAG Trading, LLC
SIPC Assessment Worksheet
For the year ending December 31, 2014

SIPC-7

General Assessment	$	11,885
Less payments made with SIPC 6		(8,797)
Assessment balance due		3,088
Revenue:	$	7,687,394
Additions:		0
Deductions:		
Commissions, floor brokerage and clearance		(319,573)
Interest and dividend expense		(2,613,453)
Total deductions		(2,933,026)
SIPC Net Operating Revenue	$	4,754,368
SIPC General Assessment at .0025	$	11,885